Trademark licensed by TIM Italia S.p.A. Name licensed by TIM Italia S.p.A.

66 Kifissias Avenue, 15125 Maroussi, Athens, Greece

July 25, 2005

Mr. Larry Spirgel
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	TIM Hellas Telecommunications S.A.
Form 20-F for the fiscal year ended December 31, 2004
Filed June 1, 2005

File No. 0-29726

Dear Mr. Spirgel:

     Thank you very much for your letter dated July 12, 2005, setting forth comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC” or “Commission”) on the annual report on Form 20-F for the year ended December 31, 2004 (the “2004 Form 20-F”) of TIM Hellas Telecommunications S.A. (“TIM Hellas”, also referred to in this letter as “we”) filed June 1, 2005 (File No. 0-29726).

     Our responses to the Staff’s comments on the 2004 Form 20-F are set forth below. To facilitate the Staff’s review, we have reproduced the captions and numbered comments from the Staff’s comment letter in bold face text. Our response follows each comment.

     We acknowledge that

  TIM Hellas is responsible for the adequacy and accuracy of the disclosure in SEC filings;

  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

  TIM Hellas may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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     Set forth below are TIM Hellas’s responses to the Staff’s comments.

Form 20-F for the fiscal year ended December 31, 2004

Financial Statement and Notes

Recognition of Revenues, page F-14

1.	We note that you have bundled arrangements and pre paid packages to provide your products and services. Tell us the nature of various products and services within the arrangements and packages, and advise us how you allocate your revenues among these deliverables under the guidance of EITF 00-21.

Response:

The Company offers certain customers who sign a one-year contract a discounted or free mobile handset. In addition, the Company sells pre-paid packages consisting of a mobile handset or SIM card and pre-paid airtime. Under both arrangements, the handset has a value to the customer on a standalone basis, because the Company separately sells handsets to customers. The fair value of the telephone service is the monthly service fee, in the case of contract customers, or the value of the pre-paid airtime. There are no general rights of return in these arrangements. Therefore, the handsets and the telephone service are accounted for as separate units of accounting. The Company allocates revenues among these deliverables in accordance with EITF 00-21 and recognizes immediately as revenue the value allocated to the mobile handset, while revenue from monthly service fees are recognized ratably over the month when services are provided and the value of pre-paid airtime is deferred and recognized based on customer usage.

To illustrate, the Company may offer a discounted mobile handset to a customer for €50 with monthly service fees of €30, for a one year contract. The total arrangement consideration amounts to €410 (consisting of annual telephone service fees of €360 = €30 monthly service fee x 12 months plus €50 for the handset). The fair value of the mobile handset is €100, representing the price of the handset when sold separately by TIM Hellas. Since there is no right of return in this arrangement, the amount allocable to the mobile handset is limited to €50 and the amount allocable to the annual telephone service is €360. The Company recognizes immediately as revenue the value allocated to the mobile handset, while the revenue from monthly service fees is recognized ratably over the month when services are provided.

2.	We note in your policy disclosure that “[r]evenues from the sale of handsets and accessories, net of discounts allowed, are recognized upon shipment to dealers or at point-of-sale (in the case of sales through our retail outlets), while revenues from the sale of pre-paid airtime cards and the pre-paid airtime … are recognized based on usage.” Please expand your revenue recognition policy disclosure to explain your revenue earning processes for each of your products and services including, but not limited to, handsets and accessories, set up, monthly services and other value added services, and advise us. As part of your response, please also explain to us how your revenue recognition policies comply with the guidance in SAB 104.

Response:

The Company will revise future filings, including its annual report on Form 20-F for the year ended December 31, 2005, to expand its revenue recognition policy as follows:

“Revenues from the sale of handsets and accessories, net of discounts, are recognized when the products are delivered to and accepted by the customer, while revenues from the sale of pre-paid airtime cards and prepaid airtime included in the Company’s pre-paid packages, net of discounts, are recognized based on usage. All pre-paid airtime cards have a contractual life of one year or less. Upon the expiration of the pre-paid airtime cards, any unused airtime is recognized in income.

Revenues from monthly service fees are billed monthly in advance and are recognized ratably over the month when services are provided. Value added services are recognized in the period when services are provided.”

The Company does not charge activation fees for new customer accounts and, as a result, has no specific revenue recognition policy relating to set up fees.

The Company’s revenue recognition policies comply with the guidance in SAB 104. Sales of handsets and accessories amount to approximately 5% of our total revenues and are recognized, net of discounts, when the products are delivered to and accepted by the customer. Our principal revenue earnings processes consist of monthly service fees (approximately

16% of total revenues) and airtime revenues (approximately 67% of total revenues). Our airtime revenues mainly comprise revenues from outgoing and incoming calls and pre-paid airtime cards. We recognize revenues from monthly service fees and airtime revenues when all of the following criteria are met:

•	Persuasive evidence of an arrangement exists. Contract customers enter into a written agreement with the Company for telephone services. These agreements are for a period of one year.

•	Services have been rendered. Service fees are billed monthly in advance and are recognized ratably over the month when the service is provided. Airtime revenues are recognized based on customer usage.

•	The price to the customer is fixed or determinable. Fees for the monthly service and airtime for contract customers are fixed and determinable based on the tariff plan chosen by the customer. The price of the pre-paid products is fixed upon purchase of the pre-paid card. The customer does not have the right to terminate or cancel the contract or return the pre-paid product and receive a cash refund.

•	Collectibility is reasonably assured. Collectibility is reasonably assured for contract customers due to the Company’s policy of performing credit checks on customers prior to providing service.

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     We would like to express our appreciation for your cooperation in these matters and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact myself, at 011-30-210-615-8226 (fax: 011-30-210-610-8819), our counsel, Jeffrey M. Oakes, at 011-44-20-7418-1386 (fax: 011-44-20-7418-1049), or our auditors, Sofia Kalomenides, at 011-30-210-288-6236 (fax: 011-30-210-288-6905). Any further questions or comments should be sent directly to Mr. Oakes as well as the undersigned.

Very truly yours,

/s/ Dimitris Kouvatsos

Dimitris Kouvatsos
Chief Financial Officer

cc:	Socrates Kominakis Chief Executive Officer TIM Hellas

Jeffrey M. Oakes Davis Polk & Wardwell

Sofia Kalomenides Ernst & Young (Hellas) Certified Auditors Accountants S.A.